SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:
333-53865

Purina Mills, Inc.
(Exact name of registrant as specified in its charter)

1401 S. Hanley Road
St. Louis, Missouri 63144
(314) 768-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9% Senior Subordinated Notes due 2010
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]

Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]

Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]

Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[X]

Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:

50 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934 Purina Mills, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 29, 2000	By: /s/ Del G. Meinz
Del G. Meinz
Vice President, Treasurer and
Controller